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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Smith, Reed R.		January 6, 2003
	Bowne & Co., Inc. 345 Hudson Street, 11th Floor (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Bowne & Co., Inc. (NYSE: BNE)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	New York, NY 10014 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Senior Vice President
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock, Par Value $.01 per Share		24,637 (1)		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Options to Purchase Common Stock		(2)	12/16/2003 (2)		Common Stock	2,000		$9.531250		D

	Options to Purchase Common Stock		(2)	12/15/2004 (2)		Common Stock	8,000		$8.031250		D

	Options to Purchase Common Stock		(2)	12/14/2005 (2)		Common Stock	8,000		$10.093750		D

	Options to Purchase Common Stock		(3)	11/21/2006 (3)		Common Stock	11,800		$11.156250		D

	Options to Purchase Common Stock		(4)	11/20/2007 (4)		Common Stock	15,000		$18.531250		D

	Options to Purchase Common Stock		(4)	12/16/2008 (4)		Common Stock	15,000		$14.125000		D

	Options to Purchase Common Stock		(5)	12/16/2009 (5)		Common Stock	15,000		$12.218750		D

	Options to Purchase Common Stock		(6)	12/13/2010 (6)		Common Stock	38,100		$8.843750		D

	Options to Purchase Common Stock		(6)	12/11/2011 (6)		Common Stock	30,000		$12.910000		D

	Options to Purchase Common Stock		(7)	12/19/2012 (7)		Common Stock	23,000		$10.580000		D

Explanation of Responses:

(1) The number of shares of Common Stock beneficially owned as of the date reported including the number of deferred stock units credited to the Reporting Person under Company plans, as permitted under applicable SEC rules.

(2) Stock options granted under the Company's 1992 Stock Option Plan. Options became exercisable in 50% increments on the fourth and fifth anniversaries of these grants made on 12/16/1993, 12/15/1994 and 12/14/1995 respectively.

(3) Stock options granted under the Company's 1992 Stock Incentive Plan. Options became exercisable in 25% increments on the four subsequent anniversaries of this grant made on 11/21/1996 .

(4) Non-Qualified stock options granted under the Company's 1997 Stock Incentive Plan. Options became exercisable in 25% increments on the four subsequent anniversaries of these grants made on 11/20/1997 and 12/16/1998 respectively.

(5) Non-Qualified stock options granted under the Company's 1999 Stock Incentive Plan. Options become exercisable in 25% increments on the four subsequent anniversaries of this grant made on 12/16/1999.

(6) Non-Qualified stock options granted under the Company's 2000 Stock Incentive Plan. Options become exercisable in 50% increments on the two anniversaries of these grants made on 12/13/2000 and 12/11/2001 respectively.

(7) Non-Qualified stock options granted under the Company's 1999 Incentive Compensation Plan. 50% of said stock options become exercisable on the two successive anniversaries of this grant made on 12/19/2002.

Reed R. Smith	January 6, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.